Filed Pursuant to Rule 433
Dated April 23, 2007
Registration Statement: No. 333-132606
No. 333-132606-01

STATE STREET CAPITAL TRUST IV

$800,000,000

FLOATING RATE CAPITAL SECURITIES

Fully and Unconditionally Guaranteed, on a Subordinated Basis, to the Extent Described in the Prospectus Supplement, By

State Street Corporation

SUMMARY OF TERMS

Issuer:

State Street Capital Trust IV (the “Trust”), a Delaware statutory trust, the only assets of which will be the Floating Rate Junior Subordinated Debentures (the “floating rate debentures”) issued by State Street Corporation (“State Street”) with a final repayment date initially of June 1, 2067

Guarantor:	State Street
Title of Securities:	Floating Rate Capital Securities
Aggregate Liquidation Amount:

$800,000,000 ($800,000,000 Floating Rate Capital Securities, which, together with the $10,000 of State Street Capital Trust IV common securities to be purchased by State Street, correspond to $800,010,000 initial principal amount of the floating rate debentures)

Liquidation Amount:	$1,000 per Capital Security
Expected Ratings:

Moody’s Investors Service: A1

Standard & Poor’s: A

Fitch: A+

Dominion Bond Rating Service: A (High)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

Trade Date:	April 23, 2007
Settlement Date:	April 30, 2007 (T+5)
Scheduled Maturity Date:	June 15, 2037, which may be extended to June 15, 2047 at State Street’s option upon the satisfaction of certain criteria as described in the prospectus supplement

Final Repayment Date:	June 1, 2067, which may be extended to June 1, 2077 at State Street’s option upon the satisfaction of certain criteria as described in the prospectus supplement
Distributions:

From and including April 30, 2007 to but excluding June 15, 2047: at the annual rate of three-month LIBOR plus 1.00%, paid quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning on September 15, 2007 (or, if any such day is not a business day, on the next business day); and

Thereafter: at an annual rate equal to one-month LIBOR plus 1.99%, paid monthly in arrears on the 15th day of each month, beginning on July 15, 2047 (or, if any such day is not a business day, on the next business day)

Day Count Convention:	Actual / 360
Deferral Provision:

State Street has the right, on one or more occasions, to defer the payment of interest on the floating rate debentures for one or more consecutive interest periods that do not exceed five years without being subject to its obligations under the “Alternative Payment Mechanism,” as described in the prospectus supplement, and for one or more consecutive interest periods that do not exceed 10 years without giving rise to an event of default under the terms of the floating rate debentures or the Floating Rate Capital Securities. However, no interest deferral may extend beyond the repayment or redemption of the floating rate debentures.

If State Street exercises its right to defer interest payments on the floating rate debentures, the Trust will also defer paying a corresponding amount of distributions on the Floating Rate Capital Securities during that period of deferral.

Maximum Share Number for Purposes of Alternative Payment Mechanism:	15 million shares of State Street’s common stock
Interest Rate Index:	Three-month LIBOR
Re-offer Spread to Index:	Plus 100 basis points
Price to Public:	100.000%
Proceeds, before expenses, to State Street from the Offering:	$792,000,000 after underwriting commissions
Optional Redemption:

State Street may redeem any or all of the floating rate debentures at any time on or after June 15, 2012, at 100% of their principal amount, plus accrued and unpaid interest through the date of redemption. In addition, State Street may elect to redeem all, but not less than all, of the floating rate debentures at 100% of their principal amount, plus accrued and unpaid interest through the date of redemption prior to June 15, 2012, at any time within 90 days of the occurrence of a tax event, rating agency event, capital treatment event or investment company event. Except as set forth in the preceding sentence, State Street may not redeem floating rate debentures prior to June 15, 2012.

Replacement Capital Covenant:

A replacement capital covenant will apply until June 1, 2047 (or June 1, 2057 if State Street extends the scheduled maturity date or final repayment date). The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “replacement capital securities” (as therein defined) will change are June 1, 2017 (or June 1, 2027 if State Street extends the final repayment date) and June 1, 2037 (or June 1, 2047 if State Street extends the final repayment date).

CUSIP:	85748DAA7
Sole Structuring Coordinator:	Credit Suisse Securities (USA) LLC
Joint Bookrunners:	Credit Suisse Securities (USA) LLC; Goldman, Sachs & Co.; Morgan Stanley & Co. Incorporated
Co-Managers:	Muriel Siebert & Co., Inc.; The Williams Capital Group, L.P.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526, or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.